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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Untendah~~ Utendahl Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street 21st Floor
(No. and Street)

New York, N Y 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stuart Henderson 212 612 9193
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino & Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue New York, N Y 10022
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 04 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John O. Utendahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Utendahl Capital Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

Chairman & Chief Executive Officer

Title



Notary Public 2/28/07

DOLAPO ADENUGA
Notary Public, State of New York
No. 01AD6154663
Qualified in New York County
Commission Expires Oct. 23, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748



INDEPENDENT AUDITOR'S REPORT

To the Managing Member of
Utendahl Capital Group, LLC

We have audited the accompanying statement of financial condition of Utendahl Capital Group, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Utendahl Capital Group, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Pustorino, Puglisi + Co., LLP

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 27, 2007

UTENDAHL CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 140,670
Receivables	416,977
Deposit with clearing broker	50,000
Total Assets	$ 808,291
Liabilities	
Accrued expenses	140,670
MEMBER'S EQUITY	
Member's equity	667,621
Total Liabilities and Member's Equity	$ 808,291

The accompanying notes are an integral part of these financial statements.

UTENDAHL CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Organization and Business:

Utendahl Capital Group, LLC (the "Company"), a limited liability company incorporated in 2001, is registered as s broker-dealer with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). As of November 15, 2006, the company became a wholly owned subsidiary of Utendahl Financial Asset Holding Company, LLC ("UFAHC"). Previously the Company was a wholly owned subsidiary of Utendahl Partners, L.P.

The Company generates its revenue from participating in underwriting, initial public offerings, bonds and other offerings where it receives an allocation of shares or bonds offered.

Note 2 - Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Underwriting and related fees are recorded at the time the underwriting is completed on a trade date basis.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

No provision for federal and state income taxes has been made since the Company is not subject to income taxes. The Company's income or loss is reportable by UP on its tax return.

Note 3 - Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2006, the Company had net capital of $210,465 which exceeded its net capital requirement by $110,465.

The Company is exempt from the SEC Rule 15c3-3 under sub-paragraph (k)(2)(ii) as all customer accounts, as defined, are carried by a clearing broker.

Note 4 - Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 5 - Transactions with UFAHC:

The Company has entered into an expense sharing agreement with UP whereby UP contributes as equity the Company's allocable share of overhead expenses incurred by UP through Utendahl Capital Partners, L.P.(UCP). UP is the general partner of UCP.

Note 6 - Temporary Subordinated Loans:

The Company enters into temporary subordinated loans to facilitate its ability to enter into transactions whether or not that transaction is consummated by the Company. The Company incurs interest on outstanding temporary subordinated loans at the prime rate plus 2%. During the year ended December 31, 2006 the Company incurred $236,799 of interest expense on temporary subordinated loans. There were no outstanding temporary subordinated loans as of December 31, 2006.

END